FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   12 May 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


International Power plc
Results for the quarter ended 31 March 2005

(London - 12 May 2005) International Power today announces its results for the quarter ended 31 March 2005 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said: "The business has delivered a strong performance. Integration of the EME and Turbogas acquisitions has progressed well and the acquired assets have performed in line with expectations. Higher profitability in this quarter includes positive contributions from all new plants, benefiting in particular from a strong performance at First Hydro in the UK."

Financial Highlights

- Earnings per share (excluding exceptional items) of 3.8p (2004:2.6p)
- Profit from Operations* (excluding exceptional items) of GBP127 million (2004:GBP65 million)
- Profit before tax (excluding exceptional items) of GBP83 million (2004:GBP42 million)
- Net cash inflow from operating activities of GBP54 million
  (2004:GBP46 million)

*Note

International Financial Reporting Standards require profit from associates and joint ventures to be reported on an after interest and tax basis. Accordingly, Profit from Operations will comprise the sum of profit before interest and tax
(PBIT) of subsidiaries and profit after tax (PAT) of joint ventures and associates. Comparatives for 2004 have been restated on this basis.


North America

Overall, the region incurred a loss from operations of GBP7 million (2004: loss from operations GBP6 million). Profit after tax from joint ventures and associates increased to GBP6 million from GBP2 million last year, reflecting the earnings from EcoElectrica in Puerto Rico, which was acquired as part of the EME portfolio in December 2004. However, this increase was more than offset by the contribution from the merchant fleet, which was down on last year principally due to IFRS mark-to-market adjustments on our hedging contracts.

Our Hays plant in South Texas, which was mothballed in January 2004, has returned to full commercial operation and we continue to expect market recovery in Texas and New England in the period 2007 to 2009.

Europe

Profit from operations increased significantly to GBP78 million (2004: GBP31 million) following the substantial increase in operational capacity in 2004. Total installed capacity in Europe has increased 92% to 4,904 MW since Q1 2004. A 20% interest in Turbogas was sold to EdP in March, reducing our shareholding to 60% (revised net capacity: 594 MW).

All assets acquired in Europe last year, namely Turbogas, First Hydro, Derwent, ISAB and Spanish Hydro made positive contributions to profit. First Hydro delivered strong earnings due to a robust performance in the Ancillary Services and Balancing Mechanism markets. First Hydro's earnings are highly seasonal and performance in this quarter reflects a particularly strong demand for reserve capacity and rapid response services in the winter of 2004/05.

All other assets in the portfolio continued to perform to expectations. In the UK, earnings and cash flow at Rugeley marginally increased following the improvement in market conditions. This positive impact affected only the uncontracted output of the plant.

In March, Rugeley received GBP53 million from the TXU Administrators in relation to its contract termination claim. An exceptional item of GBP44 million has been recorded in respect of this item, with the remaining GBP9 million reflecting the recovery of debtor balances and costs associated with the claim that had been previously incurred. The remainder of the claim, in the range of GBP20 million to GBP31 million, is expected to be received in the second half of 2005 and in early 2006. The majority of the settlement will be used to pay down project level debt.

Middle East

The Middle East region generated profit from operations of GBP4 million (2004:
GBP4 million). The underlying operations showed growth in earnings attributable to Shuweihat in the UAE, which commenced operation in October last year. However, overall profit from operations was flat as the comparative period in 2004 included development fee income. All assets in the region continue to perform well.

The financing of the Ras Laffan B power and water plant (1,025 MW power and 60 MIGD water) in Qatar was completed in April 2005. This US$908 million
(GBP475 million) facility was strongly supported by a consortium of major local and international banks. International Power will provide an equity contribution of US$66 million (GBP35 million) for its 40% share in this project.

Australia

Overall profit from operations for the region rose to GBP39 million (2004: GBP36 million), reflecting the additional contribution from the assets acquired in 2004, particularly Loy Yang B. As expected, earnings from Hazelwood are down on the comparative period last year, which benefited from higher contracted prices.

Canunda (46 MW wind farm) successfully commenced operation at the end of March 2005 and delivered a modest contribution to profit.

In April, International Power and EnergyAustralia signed an agreement to establish a 50:50 partnership to sell electricity and gas to retail customers in Victoria and South Australia. International Power will pay A$60 million (GBP24 million) for its 50 per cent share of this retail partnership. The retail business currently has 175,000 gas and electricity accounts. Completion of this acquisition is expected in July 2005.

Asia

Profit from  operations in Asia increased  considerably  to GBP22 million (2004:
GBP7 million), mainly reflecting additional earnings from Paiton in Indonesia. All assets in the region delivered a strong financial performance.

In April 2005, Malakoff completed the acquisition of a further 19% shareholding in the 1,303 MW CCGT Lumut Power Plant. Malakoff's net installed capacity now totals 3,108 MW, which translates to net capacity of 566 MW for International Power.

Cash Flow

Cash generated by operations in Q1 2005 increased 69% to GBP118 million (2004:
GBP70 million), reflecting the strong Q1 operating profit. After tax and interest, the Group continues to generate strong net cash flow of GBP54 million, which is ahead of the comparative period in 2004 of GBP46 million.

Growth capital expenditure amounted to GBP42 million (2004: GBP62 million) with the majority of the spend incurred on Tihama (Saudi Arabia) and the West Field mine at Hazelwood.

The proceeds from investments of GBP130 million comprises disposals arising out of commitments entered into at the time of the EME and Turbogas acquisitions, including the sale of Italian Wind, Tri Energy and the 20% interest in Turbogas.

Taxation

The tax charge for the quarter was GBP18 million (2004: GBP8 million). This increase mainly results from higher profitability. However, the overall effective tax rate for the Group (comprising tax of the subsidiaries, joint ventures and associates) has also increased from 27% in 2004 to 33% in 2005. This higher tax rate reflects the tax profile of the EME portfolio and the benefit in 2004 of foreign tax holidays. The Finance Act announced in March, but not enacted until later this year, adds some degree of uncertainty to our tax charge.

Outlook

Integration of the EME and Turbogas acquisitions has progressed very well and these assets are contributing to profits and cash flow in line with expectations. The underlying financial performance of the portfolio is on track and our earnings per share guidance for 2005 remains in the range of 11.0p to 12.5p.

For further information please contact:

Media Contact:                        Investor Contact:
Sara Richardson                       Aarti Singhal
Telephone: +44 (0)20 7320 8619        Telephone: +44 (0)20 7320 8681


About International Power

International Power plc is a leading independent electricity generating company with 15,523 MW (net) in operation and 1,708 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

International Power plc
Consolidated Income Statement
For the quarter ended 31 March 2005


                           Quarter ended 31 March 2005             Quarter ended 31 March 2004
                      Excluding  Exceptional     Including     Excluding Exceptional    Including
                    exceptional       items*   exceptional   exceptional       items* exceptional
                          items                      items         items                    items
               Note        GBPm        GBPm           GBPm          GBPm        GBPm         GBPm

Sales: Group and
share of joint
ventures and
associates       3          615           -            615           293           -          293

Less: share of
joint ventures'
sales                       (69)          -            (69)          (42)          -          (42)

Less: share
of associates'
sales                      (161)          -           (161)          (76)          -          (76)

Group revenue    3          385           -            385           175           -          175


Cost of sales              (316)          -           (316)         (135)          -         (135)

Gross profit                 69           -             69            40           -           40

Other operating
income                       20          44             64            15           -           15

Other operating
expenses                    (18)          -            (18)          (15)         11           (4)

Share of results
of joint ventures
and associates               56           -             56            25           -           25

Profit from
operations       3          127          44            171            65          11           76

Profit on
sale of fixed
asset investments             -           4              4             -           -            -

Profit from operations
and fixed asset
investment                  127          48            175            65          11           76

Finance income               13           -             13             7           -            7

Finance expenses            (57)          -            (57)          (30)          -          (30)

Profit before
tax                          83          48            131            42          11           53


Income tax expense          (18)        (13)           (31)           (8)          -           (8)

Profit for the period        65          35            100            34          11           45

Attributable to:

Minority interest             9           1             10             2           -            2

Equity holders of
the parent                   56          34            90             32          11           43


Earnings per share:

Basic            9           3.8p                      6.1p          2.6p                     3.5p

Diluted          9           3.6p                      5.8p          2.6p                     3.4p


* IFRS requires the separate disclosure of items of income and expense which are material by virtue of their nature and amount. We consider these items most appropriately described as exceptional (see note 4).


International Power plc
Consolidated Income Statement
For the year ended 31 December 2004

                                                         Year ended 31 December 2004
                                                    Excluding  Exceptional    Including
                                                  exceptional       items*  exceptional
                                                        items                     items
                                           Note          GBPm        GBPm          GBPm

Sales: Group and share of
joint ventures and associates                 3         1,267           -         1,267

Less: share of joint
ventures' turnover                                       (144)          -          (144)

Less: share of
associates'turnover                                      (355)          -          (355)

Group revenue                                 3           768           -           768

Cost of sales                                            (672)          -          (672)

Gross profit                                               96           -            96

Other operating income                                     56           -            56

Other operating expenses                                  (43)         11           (32)

Share of results of joint
ventures and associates                                   113           -           113

Profit from operations                        3           222          11           233

Profit on sale of fixed asset
investments                                                 -           4             4


Profit from operations and
fixed asset investments                                   222          15           237

Finance income                                             30           -            30

Finance expenses                                         (107)        (31)         (138)


Profit before tax                                         145         (16)          129

Income tax expense                                        (25)          -           (25)


Profit for the year                                       120         (16)          104

Attributable to:

Minority interest                                           8          (2)            6
Equity holders of the parent                              112         (14)           98

Earnings per share:
Basic                                                     8.6p                      7.5p
Diluted                                                   8.5p                      7.4p



* IFRS requires the separate disclosure of items of income and expense which are material by virtue of their nature and amount. We consider these items most appropriately described as exceptional (see note 4).


International Power plc
Consolidated Statement of Recognised Income and Expense


                                  Quarter       Quarter          Year
                                    ended         ended         ended
                                 31 March      31 March   31 December
                                     2005          2004          2004
                                     GBPm          GBPm          GBPm

Foreign exchange translation
differences                            (3)          (28)          (38)
Deferred gains on cashflow
hedges taken to equity                  8             -             -

Net income/(expense)recognised
directly in equity                      5           (28)          (38)

Net profit for the period
(excluding minority interests)         90            43            98

Total recognised income and
expense for the period                 95            15            60




International Power plc
Consolidated Balance Sheet
As at 31 March 2005


                                   As at               As at             As at
                                31 March            31 March       31 December
                                    2005                2004              2004
                                    GBPm                GBPm              GBPm

Assets
Non-current assets

Property, plant and
equipment                          3,680               2,065             3,654

Goodwill and intangible
assets                               241                   8               249

Investments                        1,229                 547             1,253

Other long term
receivables                          581                   -               581

Total non-current assets           5,731               2,620             5,737


Current assets

Inventories                           88                  63                87

Receivables and
prepayments                          334                 144               234

Cash and cash equivalents            757                 708               612

Total current assets               1,179                 915               933


Total assets                       6,910               3,535             6,670



Current liabilities

Loans and bonds                       74                 507               100
Other current liabilities            542                 314               437

Total current liabilities            616                 821               537


Non-current liabilities

Loans and bonds                    3,241                 897             3,251

Other liabilities                    175                   8               133

Deferred tax liabilities             622                 222               627

Other provisions                      67                  47                64

Total non-current liabilities      4,105               1,174             4,075

Total liabilities                  4,721               1,995             4,612

Net assets                         2,189               1,540             2,058


Equity

Share capital                        739                 555               739
Reserves                           1,203                 946             1,094

Total equity attributable
to equity holders of parent        1,942               1,501             1,833

Minority interests                   247                  39               225

Total equity and reserves          2,189               1,540             2,058


Net debt                          (2,558)               (696)           (2,739)

Gearing                            116.9%               45.2%            133.1%
Debt capitalisation                 53.9%               31.1%             57.1%



The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.


International Power plc
Consolidated Cash Flow Statement
For the quarter ended 31 March 2005


                                            Quarter    Quarter             Year
                                              ended      ended            ended
                                           31 March   31 March      31 December
                                               2005       2004             2004
                                    Note       GBPm       GBPm             GBPm


Net cash inflow from operating
activities                             6         54         46               56

Investing activities

Purchase of property, plant and
equipment - growth                              (42)       (62)            (158)
Compensation for long-term
contractual performance shortfalls                -         10                5
Exceptional receipt from TXU
administrators                                   44          -                -
Acquisitions of subsidiaries                    (18)         -           (1,195)
Acquisitions of investments                     (16)         -                -
Investment in joint ventures                      3        (26)             (60)
Net cash and cash equivalents
acquired with subsidiaries                        -          -               150
Other financial investment                        -          3               (1)
Proceeds from disposal of investments           130          -                -

Proceeds from partial disposal ofassociate        -          -               17

Net cash from/(used in) investing activities    101        (75)          (1,242)

Financing activities

Proceeds from share issue                         -          -              286
Repayments (to)/advances from banks              (8)         1              617
Funding from minority interests                   3          -              165
Dividends paid to minority interests             (8)        (1)              (3)

Net cash (used in)/from financing
activities                                      (13)         -            1,065

Net increase/(decrease) in cash and
cash equivalents                                142        (29)            (121)

Cash and cash equivalents at
beginning of period                             612        743              743

Effect of foreign exchange rates                  3         (6)             (10)

Cash and cash equivalents at end of period      757        708              612



International Power plc
Notes to the Accounts
For the quarter ended 31 March 2005

1. Basis of preparation

The unaudited financial statements for the quarter ended 31 March 2005 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively "IFRS") expected to be endorsed by the European Union (EU) and available for use by European companies at 31 December 2005. These standards are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985.

The financial information for the year ended 31 December 2004 is derived from the statutory accounts for that period. These accounts were originally prepared under UK GAAP. A reconciliation between UK GAAP and IFRS is provided in note 8.

Statutory accounts for the year ended 31 December 2004 will be filed with the Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.


Implementation of IAS 32 and IAS 39

The group has taken the exemption from the requirement to restate comparative information for IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) in accordance with IFRS 1 (First time adoption of International Financial Reporting Standards).

The Group has continued to apply UK GAAP in respect of financial instruments for the comparative period presented. If IAS 32 and IAS 39 had been adopted, the market value of derivative financial instruments would have been recognised on the face of the balance sheet with the movements accounted through the income statement or hedging reserve as appropriate.

IAS 32 and IAS 39 have been implemented with effect from 1 January 2005. The accounting policies for financial instruments are described below.

2. Accounting policies

The significant accounting policies that differ under IFRS are as follows:

Goodwill

Positive goodwill is not subject to amortisation but is evaluated annually for impairment or whenever changes in circumstances indicate that goodwill might be impaired. Negative goodwill on the balance sheet at the date of adoption of IFRS is written back with a corresponding adjustment to retained earnings. Negative goodwill arising on future acquisitions will be recognised directly in the income statement.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial liability and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements into which the Group has entered. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Other investments

Other investments are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

Available-for-sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. However impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in the income statement. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement.

Convertible bonds

Split accounting is applied, whereby the debt component is separated from any equity component or embedded derivative. The resulting discounted value of debt is accreted to the redemption value at maturity increasing the annual interest charge. An equity component of a convertible bond is held in equity and not revalued unless and until the bond is converted. Any embedded derivative would be marked to market through the income statement at reporting period ends.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively. The embedded derivative option was closed out in January 2005 and no future mark to market adjustment is required as the bond is now considered a debt instrument with an equity component only.

Derivative financial instruments and hedge accounting

All qualifying derivatives are recognised at fair value on the balance sheet. Gains and losses on derivatives that do not meet the hedge accounting criteria are recognised in the income statement. Gains and losses on derivatives that qualify for cash flow hedge accounting are initially recognised in reserves (to the extent that the hedge is effective) and subsequently reclassified to the income statement as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in earnings.

Taxation

Deferred tax is recognised on the difference between the tax and book values of an asset or liability that existed at the date of acquisition.

The tax charge in the income statement is affected by the inclusion of the share of associates' and joint ventures' tax charge in the Group's profit from operations.

Dividends

Dividends are not accrued until they are approved at the Annual General Meeting.

Pension costs

The pension schemes' surpluses and deficits are recognised in full as at 1 January 2004, with a corresponding adjustment to reserves. The corridor method will be applied in recognising future actuarial gains and losses. These will be recognised to the extent they exceed the greater of 10% of the gross assets or gross liabilities of the schemes. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employees in the schemes.

Share based payments

A charge is made for both employee share ownership plans (ESOPs) and other share based schemes based on actuarial valuations of the fair value of the option or scheme at the time of granting.


International Power plc
Notes to the Accounts
For the quarter ended 31 March 2005

3. Geographical segmental analysis


            Quarter ended 31 March 2005       Quarter ended 31 March 2004       Year ended 31 December 2004

            Group   Share of joint  Total     Group   Share of joint   Total    Group  Share of joint    Total
                      ventures and                      ventures and                     ventures and
                        associates                        associates                       associates
             GBPm             GBPm   GBPm      GBPm             GBPm    GBPm     GBPm            GBPm     GBPm

Sales
North America  26               34     60        22               15      37      188              72      260
Europe        252              106    358        79               58     137      308             212      520
Middle East     5               10     15         3                6       9       24              30       54
Australia      96                2     98        65                2      67      223               8      231
Asia            6               78     84         6               37      43       25             177      202

              385              230    615       175              118     293      768             499    1,267




           Quarter ended 31 March 2005        Quarter ended 31 March 2004       Year ended 31 December 2004

      Subsidiaries  Share of joint  Total Subsidiaries Share of joint  Total Subsidiaries Share of joint  Total
                      ventures and                       ventures and                       ventures and
                        associates                         associates                         associates
              GBPm            GBPm     GBPm        GBPm         GBPm    GBPm         GBPm           GBPm     GBPm

Profit from
operations
(excluding
exceptional items)

N.America      (13)              6      (7)         (8)            2      (6)        (29)              8    (21)
Europe          51              27      78          16            15      31           52             45     97
Middle East      2               2       4           3             1       4           13              7     20
Australia       38               1      39          35             1      36           96              2     98
Asia             2              20      22           1             6       7            9             51     60

                80              56     136          47            25      72          141            113    254

Corporate costs (9)              -      (9)         (7)            -      (7)        (32)             -     (32)

                71              56     127          40            25      65          109            113    222



Notes
1. The profit from operations after exceptional items for the quarter ended 31 March 2005 is GBP122 million for Europe and GBP26 million for Asia. (Quarter ended 31 March 2004: Europe profit of GBP42 million; year ended
31 December 2004: Europe profit of GBP108 million and Asia profit of GBP64 million.)

2.UK GAAP format segmental information is provided on page 19 of this report. This additional table presents the profit before interest and tax for associates and joint ventures by segment.


4. Exceptional items


                                            Quarter       Quarter          Year
                                              ended         ended         ended
                                           31 March      31 March   31 December
                                               2005          2004          2004
                                               GBPm          GBPm          GBPm

Compensation in respect of the
tolling agreement with TXU                       44             -             -

Exceptional items recognised in
other operating income                           44             -             -

Release of a guarantee on sale of
Elcogas                                           -            11            11

Exceptional items recognised in
other operating expenses                          -            11            11

Profit on sale of Tri Energy                      4             -             -

Profit on partial disposal of a
holding in HUBCO                                  -             -             4

Exceptional items recognised in
profit from sale of fixed asset
investments                                       4             -             4

US swap termination costs                         -             -           (15)

Other refinancing costs                           -             -           (16)

Exceptional items recognised in
finance expenses                                  -             -           (31)

Taxation on exceptional items                   (13)            -             -

Total exceptional items after
attributable taxation                            35            11           (16)


5. Acquisitions and disposals

The following significant acquisitions and disposals took place during the quarter ended 31 March 2005:

Turbogas

On 26 January 2005 the Company completed the purchase of an additional 5% in Turbogas, a 990 MW CCGT power station in Portugal, from Koch Transporttechnik. This follows the acquisition of a 75% stake on 4 November 2004, the date from which the results of Turbogas have been consolidated using the acquisition method.

On 16 March 2005 the Company sold a 20% stake in Turbogas to EdP pursuant to an option agreement. This transaction leaves the Company with a 60% interest in Turbogas.

Uch Power Limited

On 9 February 2005 the Company completed the purchase from E.ON UK plc of a 40% stake in Uch Power Limited, the owner of a 586 MW gas fired plant in Pakistan.

Italian Wind

A 50% interest in Italian Wind was acquired by IPM Eagle LLP, a 70% subsidiary of International Power plc, as part of the Edison Mission Energy portfolio on 17 December 2004. The owner of the other 50% of the project exercised its contractual right of first refusal to acquire the stake and a sale was completed on 31 March 2005.

Tri Energy Company Limited

On 3 February 2005 IPM Eagle LLP acquired a 25% interest in Tri Energy Company Limited from Edison Mission Energy. Tri Energy is a 700 MW gas powered plant in Thailand. Pursuant to a call option agreement of the same date, on 9 March 2005 this stake was sold 50% each to Ratchaburi Gas Company Limited and Texaco Thailand Energy Company I.


6.Reconciliation of profit to net cash inflow from operating activities


                                               Quarter     Quarter         Year
                                                 ended       ended        ended
                                              31 March    31 March  31 December
                                                  2005        2004         2004
                                                  GBPm        GBPm         GBPm


Profit for the period                              100          45          104

Adjustments for:

Interest expense                                    44          23          108
Tax expense                                         31           8           25
Share of profit of associates
and joint ventures                                 (56)        (25)        (113)

Depreciation of property, plant & equipment         32          22           85

Exceptional profit on disposal of investments       (4)          -           (4)

Exceptional profit on receipt
from TXU administrators                            (44)          -            -

Decrease in provisions                               -         (12)         (12)

Dividends received from joint
ventures and associates                             25          26           69

Purchase of property, plant and
equipment - maintenance                            (11)        (15)         (59)

Operating cashflows before
movements in working capital                       117          72          203

Decrease/(increase) in working capital               1          (2)           5

Cash generated from operations                     118          70          208

Taxes paid                                          (5)         (3)         (20)
Interest paid                                      (59)        (21)        (132)

Net cash from operating activities                  54          46           56




7. Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2004, prepared under UK GAAP, are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone: +44 (0)20 7320 8600.

8.Reconciliation between UK GAAP and IFRS

For further information on this reconciliation, refer to the press release "Update on adoption of International Financial Reporting Standards" released on 24 March 2005, which can be read at www.ipplc.com.


                                        As at           As at             As at
                                     31 March     31 December       31 December
                                         2004            2004              2003
                                    (Restated)                       (Restated)

                                         GBPm            GBPm             GBPm

Total equity presented under
UK GAAP                                 1,575           2,062            1,560

Adjustments:
IAS 12 Income tax                         (31)            (42)             (31)
IAS 19 Employee benefits                  (11)            (10)             (11)
IFRS 2 Share based payments                 2               5                2
IAS 10 Post balance sheet events            -              37                -
(reversal of dividend accrual)
Others including IAS 36 impairments         5               6                5

Total equity and reserves presented     1,540           2,058            1,525
under IFRS



                                           Quarter            Year
                                             ended           ended
                                          31 March     31 December
                                              2004            2004
                                              GBPm            GBPm


Retained profit under UK GAAP                   43              57

Adjustments:
IAS 12 Income tax                                -               1
IAS 19 Employee benefits                         -               1
IFRS 2 Share based payments                      -               1
IAS 10 Post balance sheet events                 -              37
(reversal of dividend accrual)
Others including IAS 36 impairments              -               1


Minority Interest                                2               6

Profit for the period under IFRS                45             104



The UK GAAP comparatives have been amended to comply with UITF 38. Prior to the adoption of UITF 38, the Company's own shares held by the Group ESOP trust were recognised as an asset on the balance sheet at the lower of cost and net realisable value. Compliance with UITF 38 has reduced the 2003 investments and shareholders' funds by GBP2 million. The net profit for 2004 was not materially affected.

9. Rights Issue

On 30 July 2004 the company announced a Rights Issue. 365,540,834 new ordinary shares were issued at 82p per share on the basis of 33 new ordinary shares for every 100 existing ordinary shares. The actual cum rights price on 20 August 2004, the last day of quotation cum rights, was 147p and the theoretical ex-rights price for an ordinary share was therefore 131p. The comparative earnings per share is shown after applying the factor of 131/147.


International Power plc
Additional information for shareholders that does not form part of the accounts For the quarter ended 31 March 2005

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest.

The following information is shown excluding exceptional items and the share of joint ventures' and associates' profit is stated before interest, tax and minority interest.


            Quarter ended 31 March 2005            Quarter ended 31 March 2004             Year ended 31 December 2004
     Subsidiaries   Share of      Total     Subsidiaries   Share of       Total   Subsidiaries   Share of         Total
                    joint ventures                         joint ventures                        joint ventures
                    & associates                           & associates                          & associates
              GBPm          GBPm   GBPm            GBPm           GBPm     GBPm          GBPm          GBPm        GBPm

Profit before interest
and taxation
N.America      (13)           11     (2)             (8)             4       (4)          (29)           16         (13)
Europe          51            41     92              16             21       37            52            61         113
Middle East      2             5      7               3              2        5            13            16          29
Australia       38             2     40              35              2       37            96             6         102
Asia             2            38     40               1             15       16             9            80          89

                80            97    177              47             44       91           141           179         320
Corporate
costs           (9)            -     (9)             (7)             -       (7)          (32)            -         (32)

                71            97    168              40             44       84           109           179         288







                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary